UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Kurston P. McMurray

Vice President, Legal

NGL Energy Partners LP

6120 S. Yale Ave., Suite 805

Tulsa, Oklahoma 74136

918-236-4785

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,166,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,166,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%(1)

14	Type of Reporting Person PN

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of October 31, 2015, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,166,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,166,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%(2)

14	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of NGL Energy Partners LP.

(2) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of October 31, 2015, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,716,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,716,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,704

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%(1)

14	Type of Reporting Person OO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of October 31, 2015, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Product Services LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,716,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,716,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,704

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%(1)

14	Type of Reporting Person OO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of October 31, 2015, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Services LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,716,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,716,704

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,704

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%(1)

14	Type of Reporting Person OO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of October 31, 2015, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 89376V100	SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common limited partner units (the “Common Units”) of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

This Schedule 13D represents Amendment No. 3 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by NGL Energy Partners LP (“NGL”), NGL Energy Holdings LLC, (“NGL GP”), TransMontaigne LLC (“TMG”), TransMontaigne Product Services LLC (“TPS”) and TransMontaigne Services LLC. (“TS”) (collectively, the “Reporting Persons”).

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On January 7, 2016, NGL entered into a Purchase Agreement (the “Purchase Agreement”) by and among the NGL, TS, as seller, Gulf TLP Holdings, LLC, a Delaware limited liability company (“Buyer”), and ArcLight Energy Partners Fund VI, L.P., a Delaware limited partnership, pursuant to which NGL and TS  have agreed to sell to Buyer 100% of the membership interests in TransMontaigne GP L.L.C. (“TransMontaigne GP”) for $350.0 million in cash. TransMontaigne GP holds the 2% general partner interest and incentive distribution rights of the Issuer.  The Purchase Agreement contains customary representations, warranties, indemnification obligations and covenants by the parties.  The transaction is expected to close by the end of January 2016, subject to certain closing conditions.

In connection with the Purchase Agreement, NGL entered into a Lock-Up, Right of First Offer and Call Option Agreement (the “Agreement”) with Buyer pursuant to which NGL agreed not to dispose of any of its Common Units of the Issuer for a period beginning on January 7, 2016 and ending on the 90th day following the closing (the “Closing”) of the transactions contemplated by the Purchase Agreement (such period, the “Lock-Up Period”).  Following the expiration of the Lock-Up Period, Buyer shall have a right of first offer with respect to any Common Units that NGL or its subsidiaries proposes to transfer to a third party.  Additionally, NGL granted to Buyer a call option (the “Call Option”) with respect to 800,000 of its Common Units (the “Option Units”) pursuant to which Buyer has the option to purchase the Option Units following the Closing.  The Call Option may only be exercised by Buyer following, and subject to the consummation of the Closing, delivery of a written notice to NGL at any time during the 10-day period commencing on March 31, 2016.  The aggregate consideration to be paid by Buyer for the Option Units shall be determined by multiplying the number of Option Units by the volume-weighted average trading price per Common Unit on the New York Stock Exchange for the 15 trading days beginning on the 16th trading day preceding the date the Call Option exercise notice is delivered to NGL.  The Agreement will terminate if the Closing does not occur and the Purchase Agreement is terminated in accordance with its terms.

In addition to the foregoing, and subject to the terms of the Purchase Agreement, the Reporting Persons may engage in discussions with management, the Board of Directors, other unitholders of the Issuer and TransMontaigne GP and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Units, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2016

NGL ENERGY PARTNERS LP
By: NGL Energy Holdings LLC, its general partner

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY HOLDINGS LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

TRANSMONTAIGNE LLC

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Vice President

TRANSMONTAIGNE PRODUCT SERVICES LLC

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Vice President

TRANSMONTAIGNE SERVICES LLC

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Vice President